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Martin H. Dozier	Direct Dial: (404) 881-4932	Email: martin.dozier@alston.com

January 30, 2017

Via EDGAR

Mr. James O’Connor, Esq. U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Terra Income Fund 6, Inc. Post-Effective Amendment No. 5, Submitted January 27, 2017 File No. 333-202399

Dear Mr. O’Connor:

This letter sets forth the response of our client, Terra Income Fund 6, Inc. (the “Issuer”), to a comment issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 5, filed with the Commission on January 27, 2017, to the Issuer’s Registration Statement on Form N-2 (the “Registration Statement”), originally filed with the Commission on March 2, 2015 and declared effective by the Commission on April 20, 2015. Where revisions to the Registration Statement or prospectus (the “Prospectus”) contained in the Registration Statement are referenced in the Issuer’s responses set forth below, such revisions are included in the Issuer’s final prospectus, which will be filed pursuant to Rule 497 promulgated under the Securities Act of 1933, as amended. For your convenience, we have set forth the Staff’s comment below followed by the relevant response.

1.       Comment: Please revise the disclosure appearing in the final paragraph on the outside front cover of the Prospectus regarding the total return an investor must experience on his or her investment to recover expenses in order to reflect the impact of the 4.5% transaction charge on the calculation of such return.

Response: The Issuer has amended the disclosure regarding total return on the outside front cover of the Prospectus in response to the Staff’s comment.

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

Martin H. Dozier

cc:	Bruce D. Batkin, Chief Executive Officer, Terra Income Fund 6, Inc. Michael S. Cardello, Chief Compliance Officer, Terra Income Fund 6, Inc. Rosemarie A. Thurston, Alston & Bird LLP

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